UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No. 1)

Nexeo Solutions, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

65342H102
(CUSIP Number)

WL Ross Sponsor LLC
Stephen Toy
1166 Avenue of the Americas
New York, New York 10036
(212) 826-2111

Copy to:

Thomas J. Ivey, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue, Suite 1400
Palo Alto, California 94301
(650) 470-4500
(650) 470-4570 - Facsimile
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 12, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65342H102
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WL Ross Sponsor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 2,280,860 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 2,280,860 shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,280,860 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1) WL Ross & Co. LLC is the managing member of WL Ross Sponsor LLC. 1,481,699 shares of Issuer’s Common Stock are directly held by WLRS Fund I LLC, of which WL Ross Sponsor LLC is a member with shared dispositive power over such shares with First Pacific Advisors, LLC, and a representative of WL Ross Sponsor LLC is the manager of WLRS Fund I LLC with sole voting power over such shares. The remaining 799,161 shares of the Issuer’s Common Stock are directly held by WL Ross Sponsor LLC. Accordingly, WL Ross & Co. LLC and WL Ross Sponsor LLC may be deemed to share voting and dispositive power over the 2,280,860 shares of the Issuer’s Common Stock held by WL Ross Sponsor LLC and WLRS Fund I LLC.

(2) Based on 89,286,936 shares of the Issuer’s Common Stock, issued and outstanding as of February 3, 2017, based on information reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on February 9, 2017.

CUSIP No. 65342H102
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wilbur L. Ross, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
(1) All shares held by WL Ross Sponsor LLC that were previously attributable to Mr. Ross were sold on April 13, 2017 as described in Item 5(c) below.

(2) Based on 89,286,936 shares of the Issuer’s Common Stock, issued and outstanding as of February 3, 2017, based on information reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on February 9, 2017.

This Amendment No. 1 to Schedule 13D (this “Amendment”) relates is the common stock, par value $0.0001 per share (“Common Stock”), of Nexeo Solutions, Inc., a Delaware corporation (the “Issuer”), and amends the Schedule 13D filed on June 20, 2016 (the “Original Schedule 13D”). Capitalized terms used and not defined in this Amendment have the meanings set forth in the Original Schedule 13D.

This Amendment is being filed to amend Item 4 and Item 5 of the Original Schedule 13D as follows. This Amendment represents the final amendment to the Original Schedule 13D and constitutes an exit filing for the Report Persons as the Reporting Persons beneficially own less than five percent of the Common Stock of the Issuer.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is amended to add the following:

The Sponsor sold a portion of Issuer’s Common Stock, and Wilbur L. Ross, Jr. divested himself of all beneficial ownership over all of the Issuer’s Common Stock, in connection with the appointment of Mr. Ross as the United States Secretary of Commerce, as a result of which Mr. Ross is required to divest beneficial ownership of the Issuer’s Common Stock in order to satisfy the requirements of 26 U.S.C. §1043(a)-(b)(1).

All remaining shares of the Issuer’s Common Stock are held by the Sponsor for investment purposes. The Reporting Persons may, subject to the continuing evaluation of the factors discussed herein, acquire from time to time additional securities of the Issuer in the open market or in privately negotiated transactions. The Sponsor may, from time to time, retain or sell all or a portion of its shares of the Issuer’s Common Stock in the open market or in privately negotiated transactions. Any actions that the Reporting Persons might undertake will depend upon its/his review of numerous factors, including, among other things, the availability of shares of the Issuer’s Common Stock for purchase and the price levels of such shares, general market and economic conditions, ongoing evaluation of the Issuer’s business operations and prospects, the relative attractiveness of alternative business and investment opportunities, the actions of the management and the board of directors of the Issuer, personal financial planning, personal philanthropic endeavors, estate planning, legal requirements and other future developments.

The Reporting Persons do not have any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Persons may, at any time and from time to time, review or reconsider its/his position with respect to the Issuer and reserve the right to change, formulate and/or develop such plans or proposals.

Item 5. Interests of Securities of the Issuer.

Item 5 of the Original Schedule 13D is amended and restated in its entirety to read as follows:

(a) and (b) The information contained on the cover pages to this Statement is incorporated herein by reference.

(c) On April 13, 2017, the Reporting Persons transferred 6,258,069 shares of the Issuer’s Common Stock (including all 4,955,796 shares of the Issuer’s Common Stock attributable to Mr. Ross) in a private sale to Park West Investors Master Fund, Limited and Park West Partners International, Limited pursuant to that certain Securities Purchase Agreement, dated April 12, 2017, by and among the Sponsor, Wilbur L. Ross, Jr., Park West Investors Master Fund, Limited and Park West Partners International, Limited at a price of $2.9824 per share for 3,549,844 founder shares of common stock which were issued in connection with the Issuer’s initial public offering pursuant to that certain Amended and Restated Subscription Agreement between the Sponsor and WL Ross Holding Corp., dated April 4, 2014 and $9.15 per share for 2,708,225 unrestricted shares of Common Stock.

(d) Participating limited members of the Sponsor have the right to receive, or the power to direct the receipt of, their individual interest in the proceeds of the sale of shares as described in Item 5(c).

(e) On April 13, 2017, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the shares of the Issuer’s Common Stock.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 14, 2017

WL Ross Sponsor LLC

By:	/s/ Stephen J. Toy
Name:	Stephen J. Toy
Title:	Authorized Signatory

Wilbur L. Ross, Jr.

By:	/s/ Wilbur L. Ross, Jr.